NB TELECOM, INC.

106 May Drive

Saxonburg, PA  16056

December 10, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  Larry Spirgel, Assistant Director

Re:

NB Telecom, Inc. (the “Company”) – Annual Report for the period ending December 31, 2007

File No.:  0-53131

[JH&M File No. 3469.06]

Dear Mr. Spirgel:

NB Telecom, Inc., as Registrant, hereby acknowledges the following in response to the staff’s earlier comment letter dated November 19, 2008, which was issued in connection with the above-noted filing:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s annual report;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s annual report; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NB TELECOM, INC.

By:  /s/ Paul Kelly

Paul Kelly

President